DM

18006114

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-68433

RMS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 1410
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa B. Claiborne 504-524-1801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Ste. 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, G. F. Le Breton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2017

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Chaffe Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2010.

Covington, LA
February 19, 2018

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2017

Assets	
Cash and Cash Equivalents	$ 45,206
Private Company Membership Interest	0
Other Receivables	16,449
Total Assets	$ 61,654
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable	$ 0
Total Liabilities	0
Stockholder's Equity	
Common Stock - $.65 Par Value	
10,000 Shares Authorized, Issued, and Outstanding	6,500
Additional Paid-In Capital	158,475
Retained Earnings	(103,321)
Total Stockholder's Equity	61,654
Total Liabilities and Stockholder's Equity	$ 61,654

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Investment Banking	$ 90,000
Interest Income	794
Total Revenues	90,794
Expenses	
Management Fees	36,000
Legal and Professional	82,147
Regulatory Fees	6,353
Other Operating Expenses	2,340
Total Expenses	126,840
Operating Loss	(36,046)
Capital Loss on Investment	(31,250)
Loss Before Income Tax Benefit	(67,296)
Income Tax Benefit	11,064
Net Loss	$ (56,232)

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2016	$ 6,500	$ 158,475	$ (47,089)	$ 117,886
Net Loss for the Year 2017	-	-	(56,232)	(56,232)
Dividends for 2017			0	0
Balance - December 31, 2017	$ 6,500	$ 158,475	$ (103,321)	$ 61,654

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net Loss	$ (56,232)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Increase in Income Tax Receivable	(11,967)
Increase in Other Receivables	(173)
Decrease in Payables	(9,250)
Capital Loss on Investment	31,250
Decrease in Deferred Tax Liabilities	0
Net Cash Used in Operating Activities	(46,372)
Cash Flows from Investing Activities	0
Net Cash Used in Investing Activities	0
Net Decrease in Cash and Cash Equivalents	(46,372)
Cash and Cash Equivalents, Beginning of Year	91,578
Cash and Cash Equivalents, End of Year	$ 45,206

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 0
Income Taxes	$ 1,897

Supplemental disclosure of non-cash activity:

During the year ended December 31, 2017, the Company distributed an investment in a private company membership with a value of $0.

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services.

The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition
Investment banking fees are recorded on the settlement date basis. Advisory fees are recognized at the time services are earned.

Receivables from Customers
Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2017, there was no allowance for doubtful accounts.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. FASB and the IASB have basically achieved convergence with these standards.

In August 2015, the FASB issued ASU 2015-14—*Revenue from Contracts with Customers (Topic 606)*: Deferral of the Effective Date. The amendments in the Update defer the effective date of the new revenue standard (Update 2014-09) for public and nonpublic entities reporting under U.S GAAP by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within the reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of this guidance is not expected to have a material effect on the Company's financial statements. The Company will use the full retrospective application of the new standard. The Company's contracts are all started and completed in one annual reporting period and the Company has no remaining performance obligations to fulfill over the coming year.

In November 2015, the FASB issued Update 2015-17–*Income Taxes (Topic 740)*: *Balance Sheet Classification of Deferred Taxes*. The amendments in this update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in the update.

The amendments in the Update will align the presentation of deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position.

For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those annual periods.

For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $36,000 and overhead reimbursements totaling $0 during the year ended December 31, 2017.

Note 3. Income Taxes

Components of income tax benefit for the year ended December 31, 2017,are as follows:

Current	$ (11,064)
Deferred	0
	$ (11,064)

The effective tax rate for the year ended December 31, 2017, was 15%. Income tax benefit differs from the amounts computed by applying the U.S. federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2014, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2017, the Company had no uncertain tax positions.

Note 4. Significant Customers

During the year ended December 31, 2017, the Company had one customer that accounted for 100% of total revenue. At December 31, 2017, there were no receivables due from this customer.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $45,206, which was $40,206 in excess of its required net capital of $5,000. The Company had no Aggregate Indebtedness at December 31, 2017.

CHAFFE SECURITIES, INC.

Notes to Financial Statements

Note 6. Fair Value Measurements

Financial Accounting Standards Board Statement ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company has no investments as of December 31, 2017

The following chart shows the components of change in the assets categorized as Level 3 for the year ended December 31, 2017.

Balance, December 31, 2016	$	31,250
Total gains and (losses) (realized/unrealized) Included in earnings	$	(31,250)
Purchases, issuances, and settlements		
Balance, December 31, 2017	$	-

Note 7. Subsequent Events

FASB ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 19, 2018 the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2017

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Stockholder's Equity	$ 61,654
Deductions and/or Charges	
Private Company Membership Interest	0
Other Receivables	(16,449)
Net Capital Before Haircuts on Securities Positions	45,206
Haircuts on Securities	(0)
Net Capital	$ 45,206
Aggregate Indebtedness	$ 0
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess of Net Capital	$ 40,206
Net Capital in Excess of 120% of required Net Capital	$ 39,206
Ratio: Aggregate Indebtedness to Net Capital	N/A

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2017 and the Company's audited financial statements as of December 31, 2017.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2017

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2017, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2017, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds In Segregation for Customers' Regulated Commodity Futures and Options Accounts

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2017, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

CHAFFE SECURITIES, INC.
MEMBER FINRA/SIPC
201 ST. CHARLES AVENUE, SUITE 1410
NEW ORLEANS, LOUISIANA 70170
(504) 524-1801

Exemption Certification
For the Year Ended December 31, 2017

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I G. F. Gay Le Breton, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Chaffe Securities, Inc.

1. Chaffe Securities, Inc. claimed an exemption from Rule 15c3-3 under provision 15c-3-3(k)(2)(i) throughout the most recent fiscal year January 1, 2017 to December 31, 2017;

2. Chaffe Securities, Inc. met the above exemptive provisions throughout the most recent fiscal year without exception.

G. F. Gay Le Breton

President
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which (a) Chaffe Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chaffe Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions) and (b) Chaffe Securities, Inc. stated that Chaffe Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chaffe Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chaffe Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2018